SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 16, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 16, 2004 regarding a positive statement from Swedish Securities Council regarding the proposal for voting rights change.

Press Release March 16, 2004

Positive statement from the Swedish Securities Council regarding the proposal of the work group to change the voting rights in Ericsson

The Swedish Securities Council (Aktiemarknadsnämnden) is of the opinion that the work group’s proposal is not in conflict with good practice on the Swedish securities market and the proposal is assumed to be of advantage to the company and is thereby in the interest of all shareholders.

The proposal was made public on February 19, 2004, and has been prepared by a Work Group consisting of shareholder representatives led by the Chairman of Ericsson, Michael Treschow. The proposal principally states that the difference in voting rights between the A- and the B-share is changed from 1000:1 to 10:1 and that the A-shareholders will receive a conversion right, for each A-share, which may be transferred or exercised for conversion of one B-share to one A-share.

The statement of the Swedish Securities Council means that one of the conditions for completion of the proposal is now fulfilled. The next step is that the proposal will be submitted for resolutions on the general meetings of Investor and Industrivärden. Assuming that the proposal is approved on the general meetings and that a final advance tax ruling on the tax issues is received, stating that the reduction of the differences in voting rights to 10:1 and the conversion from B- to A-shares do not trigger tax liability, the proposal will be submitted for resolution at an extraordinary general meeting in Ericsson. If the proposal is approved at the general meeting in Ericsson, a number of major Swedish holders of B-shares intend to make an offer to purchase conversion rights for SEK 1.10 per conversion right.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT:

Åse Lindskog, Head of Media Relations

Communications

Phone: +46 8 719 9725; +46 8 719 6992

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 16, 2004